

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 5, 2005

Thomas A. Janochoski
Vice President and Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

> **Re: Great Northern Iron Ore Properties**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-00701**

Dear Mr. Janochoski:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Accounting Comments

Financial Statements

Note B – Significant Accounting Policies, page 14

1.   Please amend your filing to include disclosure of the accounting method used to deplete mineral and surface lands. Additionally, please explain to us why the method you have chosen is the appropriate method to use.

Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.   Please amend your certifications to comply with the strict requirements of
       Regulation S-K, Item 601. This should include omitting the officer's title and the
       company name from the first line, as well as omitting the word "annual" before
       the word "report" in each of paragraphs 2 through 4 where so indicated by our
       rules.

Engineering Comments

General

3.   For your property(s), provide the disclosures required by Industry Guide 7 (b). In
       particular, for each property, provide the following information:

       • The location, means of access to the property(s), and transportation from
         the property(s).

       • A brief description of the rock formations and mineralization of existing
         or potential economic significance on the property(s).

       • A description of any work completed on the property(s) and its' present
         condition.

       • The details as to modernization and physical condition of the plant and
         equipment, including subsurface improvements and equipment of the
         active mines on your properties.

       • A description of equipment and other infrastructure facilities of the active
         mines on your properties.

       • The current state of exploration of the property(s).

       • The total costs incurred to date and all planned future costs.

       • The source of power and water that can be utilized at the property(s).

       • If applicable, provide a clear statement that the property(s) is without
         known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (B) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Business, page 2

4.   You state, "To give a better perspective… our engineers estimate that the magnetic taconite under lease as of December 31, 2005, was equivalent to approximately 329,708,000 tons of pellets." Please disclose the ore reserves separately by major parcel or lease. Include all un-leased properties in this tabulation. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven/probable" only if proven and probable reserves cannot be readily segregated.

5.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

6.   As footnotes or as part of your reserve tables, disclose the following:

- The losses for mine dilution and mining recovery,

- The metallurgical recovery factor for each mine,

- All prices and currency conversion factors used to estimate your reserves,

- Pellet specifications, if applicable, and

- Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Please note it is the staff's position that a historic three-year average price is utilized for the economic analysis and ore reserve estimate.

7.   Disclose whether or not an ore reserve audit has been performed over the last three years.

Business, page 3

8.   Disclose the appropriate public free-market source information for the local pellet sales. A graph following the pellet production table illustrating the salable pellet price information for the last five years will provide the average investor with sufficient information regarding market conditions. Include within footnotes the approximate royalty per ton of saleable/marketable pellets.

9.   Insert a small-scale map showing the location and access to each property, as required by Instruction 3.B. of Rule 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps; please include these maps in any amendments uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

10.   We believe the guidance in 3.B. of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
        George K. Schuler